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 FORM 3                                        OMB APPROVAL
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                                       OMB Number:       3235-0104
                                       Expires: September 30, 1998
                                       Estimated average burden
                                    .  hours per response .... 0.5
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              UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549

          INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
             Section 30(f) of the Investment Company Act of 1940

- ----------------------------------------------------------------------------
1. Name and Address of Reporting Person*

   Peter K. Hilal, MD
- ---------------------------------------------------
   (Last)          (First)              (Middle)

   c/o Hilal Capital Management LLC
   60 East 42nd Street, Suite 1946
- ----------------------------------------------------
                   (Street)

   New York        New York                 10165
- ----------------------------------------------------
   (City)           (State)               (Zip)


- ----------------------------------------------------------------------------
2. Date of Event Requiring Statement (Month/Day/Year)

     07/15/99
- ----------------------------------------------------------------------------
3. IRS or Social Security Number of Reporting Person (Voluntary)

- ----------------------------------------------------------------------------
4. Issuer Name and Ticker or Trading Symbol

   Visible Genetics Inc.  (VGIN)
- ----------------------------------------------------------------------------

5. Relationship of Reporting Person to Issuer (Check all applicable)

   [ ] Director
   [ ] 10% Owner
   [ ] Officer (give title below)
   [X] Other (Specify below)

May be deemed a member of a group owning more than 10% of Issuer's Common
Stock

- ----------------------------------------------------------------------------
6. If Amendment, Date of Original (Month/Day/Year)

- ----------------------------------------------------------------------------
7. Individual or Joint/Group Filing (Check applicable line)

   [x] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person
- ----------------------------------------------------------------------------

TABLE I--NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
------------------------------------------------------------------------------
1. Title of Security 2. Amount of     3. Ownership      4. Nature of Indirect
   (Instr. 4)           Securities       Form:             Beneficial
                        Beneficially     Direct (D)        Ownership
                        Owned            or Indirect       (Instr. 5)
                        (Instr. 4)       (I) (Instr. 5)
------------------------------------------------------------------------------
------------------------------------------------------------------------------
  Common Stock             14,458             I            See Note 1
------------------------------------------------------------------------------
  Common Stock             47,979             I            See Note 1
------------------------------------------------------------------------------
  Common Stock            340,363             I            See Note 1
------------------------------------------------------------------------------
  Common Stock            304,949             I            See Note 4
------------------------------------------------------------------------------
  Common Stock             52,950             I            See Note 4
------------------------------------------------------------------------------

* If the Form is filed by more than one Reporting Person, SEE instruction 5(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
(Print or Type Responses)
                                                                        (Over)
                                                               SEC 1473 (7-96)

TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED
(E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
------------------------------------------------------------------------------
1. Title of Derivative Security  2. Date Exercisable and  3. Title and Amount
   (Instr. 4)                       Expiration Date          of Securities
                                    (Month/Day/Year)         Underlying
                                 -----------------------     Derivative
                                     Date     Expiration     Security
                                 Exercisable      Date       (Instr. 4)
                                                          --------------------
                                                            Title  Amount or
                                                                   Number of
                                                                    Shares
------------------------------------------------------------------------------
------------------------------------------------------------------------------
   Warrants                      Anytime    07/08/2003  Common Stock   21,285
------------------------------------------------------------------------------
   Warrants                      Anytime    07/08/2003  Common Stock   54,088
------------------------------------------------------------------------------
   Warrants                      Anytime    07/08/2003  Common Stock   71,725
------------------------------------------------------------------------------
   Warrants                      Anytime    04/30/2003  Common Stock   28,813
------------------------------------------------------------------------------
   Warrants                      Anytime    09/29/2003  Common Stock   17,400
-----------------------------------------------------------------------------
   Warrants                      Anytime    04/29/2006  Common Stock   11,284
------------------------------------------------------------------------------
   Warrants                      Anytime    04/30/2003  Common Stock   72,728
------------------------------------------------------------------------------
   Warrants                      Anytime    09/29/2003  Common Stock   42,960
------------------------------------------------------------------------------
   Warrants                      Anytime    04/29/2006  Common Stock   28,683
------------------------------------------------------------------------------
   Warrants                      Anytime    04/30/2003  Common Stock   96,459
------------------------------------------------------------------------------
   Warrants                      Anytime    09/29/2003  Common Stock   59,640
------------------------------------------------------------------------------




FORM 3 (continued)



TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED
(E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
------------------------------------------------------------------------------
1. Title of Derivative Security  2. Date Exercisable and  3. Title and Amount
   (Instr. 4)                       Expiration Date          of Securities
                                    (Month/Day/Year)         Underlying
                                 -----------------------     Derivative
                                     Date     Expiration     Security
                                 Exercisable      Date       (Instr. 4)
                                                          --------------------
                                                            Title  Amount or
                                                                   Number of
                                                                    Shares
------------------------------------------------------------------------------
------------------------------------------------------------------------------
   Warrants                      Anytime    04/29/2006  Common Stock   38,033
------------------------------------------------------------------------------
   Preferred Stock               Anytime       N/A      Common Stock   51,919
------------------------------------------------------------------------------
   Preferred Stock               Anytime       N/A      Common Stock  131,970
------------------------------------------------------------------------------
   Preferred Stock               Anytime       N/A      Common Stock  174,990
------------------------------------------------------------------------------



4. Conversion or   5. Ownership Form of       6. Nature of Indirect
   Exercise Price     Derivative Security:       Beneficial Ownership
   of Derivative      Direct (D) or              (Instr. 5)
   Security           Indirect (I) (Instr. 5)
------------------------------------------------------------------------------
------------------------------------------------------------------------------
     $12.60                  I                      See Note 2
------------------------------------------------------------------------------
     $12.60                  I                      See Note 2
------------------------------------------------------------------------------
     $12.60                  I                      See Note 2
------------------------------------------------------------------------------
     $10.00                  I                      See Note 2
------------------------------------------------------------------------------
     $10.00                  I                      See Note 2
------------------------------------------------------------------------------




FORM 3 (continued)


4. Conversion or   5. Ownership Form of       6. Nature of Indirect
   Exercise Price     Derivative Security:       Beneficial Ownership
   of Derivative      Direct (D) or              (Instr. 5)
   Security           Indirect (I) (Instr. 5)
------------------------------------------------------------------------------
------------------------------------------------------------------------------
     $17.00                  I                      See Note 2
------------------------------------------------------------------------------
     $10.00                  I                      See Note 2
------------------------------------------------------------------------------
     $10.00                  I                      See Note 2
------------------------------------------------------------------------------
     $17.00                  I                      See Note 2
------------------------------------------------------------------------------
     $10.00                  I                      See Note 2
------------------------------------------------------------------------------
     $10.00                  I                      See Note 2
------------------------------------------------------------------------------
     $17.00                  I                      See Note 2
------------------------------------------------------------------------------
     $11.00                  I                      See Note 3
------------------------------------------------------------------------------
     $11.00                  I                      See Note 3
------------------------------------------------------------------------------
     $11.00                  I                      See Note 3
------------------------------------------------------------------------------

**Intentional misstatements or omissions of facts constitute Federal
  Criminal Violations.  SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Explanation of Responses:

Note 1   The securities to which this note relates are held directly by Hilal
Capital LP ("HCLP") (14,458 shares), Hilal Capital QP, LP ("HCQP") (47,979 shares), or are held indirectly through Hilal Capital Management LLC ("HCM")
(340,363 shares) on behalf of an offshore managed account or an offshore company managed by it. The undersigned is the managing member to the general partner of HCQP and HCLP; and is the managing member of HCM. In accordance with Instruction 5(b)(iv), the entire amount of the issuer's securities held by HCLP, HCQP and HCM is reported herein. The undersigned disclaims any beneficial ownership of any of the Issuer's securities to which this note relates for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, except as to securities representing the undersigned's pro rata partnership interest in, and interests in the profits of HCQP, HCLP and HCM.


Note 2 The warrants to which this note relates are held directly by HCLP (78,782 warrants), HCQP (198,459 warrants), or are held indirectly through HCM (265,857 warrants) on behalf of an offshore managed account or an offshore company managed by it. In accordance with Instruction 5(b)(iv), the entire amount of the issuer's warrants held by HCLP, HCQP and HCM is reported herein. The undersigned disclaims any beneficial ownership of any of the Issuer's warrants to which this Form relates for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, except as to shares representing the undersigned's pro rata partnership interest in, and interests in the profits of HCQP, HCLP and HCM.

Note 3 The preferred stock to which this note relates are held directly by HCLP (571 shares, convertible into 51,919 shares of Common Stock); HCQP (1452 shares, convertible into 131,970 shares of Common Stock) or are held indirectly through HCM (1925 shares, convertible into 174,990 shares of Common Stock) on behalf of an offshore managed account or an offshore company managed by it. In accordance with Instruction 5(b)(iv), the entire amount of the Issuer's preferred stock held by HCLP, HCQP and HCM is reported herein. The undersigned disclaims any beneficial ownership of any of the Issuer's preferred stock to which this Form relates for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, except as to shares representing the undersigned's pro rata partnership interest in, and interest in the profits of, HCLP, HCQP and HCM.

Note 4 The securities to which this note relates are held by managed accounts over which Dr. Hilal has dispositive power. In accordance with Instruction 5(b)(ii), the entire amount of the Issuer's securities held by Dr. Hilal or managed accounts over which he has discretionary power is reported herein.


FORM 3 (continued)


Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, SEE Instruction 6 for procedure.

DATED:  07/26/99

                                       Peter K. Hilal, MD

                                      /s/Peter K. Hilal
                                      ---------------------------
                                      Peter K. Hilal, MD
                                      Managing Member

                                      Date:  July 26, 1999